UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Trecora Resources

(Name of Issuer)

Common Stock, par value $0.10
(Title of Class of Securities)

894648104
(CUSIP Number)

Ortelius Advisors, L.P.

c/o Peter DeSorcy

450 Park Avenue, Suite 2700
New York, NY 10022
(917) 595-5010
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

•	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  894648104

1	NAME OF REPORTING PERSONS Pangaea Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,080,673
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,080,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,080,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Ortelius Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,080,673
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,080,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,080,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS Peter DeSorcy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,080,673
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,080,673
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,080,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of Trecora Resources, a Delaware corporation (the “Issuer”), and amends the Schedule 13D filed on March 18, 2021 (the “Original Schedule 13D”), by the Reporting Persons (as defined below). Any capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed on behalf of: (i) Pangaea Ventures, L.P., a Delaware limited partnership (“Pangaea”); (ii) Ortelius Advisors, L.P., a Delaware limited partnership (“OA”); and (iii) Peter DeSorcy (“Mr. DeSorcy”, and, together with Pangaea and OA, the “Reporting Persons”).

From March 22, 2021 through April 30, 2021, Pangaea purchased additional shares of the Issuer’s Common Stock in open market transactions, as described in further detail in Item 5 below. This Amendment No. 1 is being filed to amend Item 3 and Item 5 of the Original Schedule 13D to reflect those purchases. Except as amended hereby all statements and disclosures in the Original Schedule 13D remain accurate as of the date of this Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

Pangaea has expended an aggregate of approximately $14.782 million of its investment capital to acquire the 2,080,673 shares of Common Stock beneficially owned by the Reporting Persons.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) (b) As of the filing date of this Schedule 13D, the Reporting Persons, in total, beneficially own 2,080,673 shares of Common Stock (the “Shares”). The Shares represent approximately 8.3% of the Issuer’s outstanding Common Stock. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 24,963,190 shares of Common Stock outstanding as of March 29, 2021, as reported in the Issuer’s Definitive Proxy Statement for its 2021 annual meeting of stockholders, and filed by the Issuer with the Securities and Exchange Commission on April 1, 2021. OA has voting and dispositive power over the shares of Common Stock held by Pangaea, and through ownership and control Mr. DeSorcy has voting and dispositive power over portfolios managed by OA.

(c) Set forth on Schedule A hereto are all transactions in the securities of the Issuer effected during the past sixty days by any Reporting Person, inclusive of certain transactions previously disclosed in the Original Schedule 13D and inclusive of any transactions effected through April 30, 2021.

(d) Other than Pangaea that beneficially holds shares of Common Stock of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PANGAEA VENTURES, L.P.

By: Ortelius Advisors GP I, LLC, its general partner

Date: May 4, 2021
	By:	/s/ Peter DeSorcy
	Name:	Peter DeSorcy
	Title:	Managing Member

Date: May 4, 2021	ORTELIUS ADVISORS, L.P.

By: Ortelius Management, LLC, its general partner

	By:	/s/ Peter DeSorcy
	Name:	Peter DeSorcy
	Title:	Managing Member

Date: May 4, 2021	/s/ Peter DeSorcy
Peter DeSorcy

SCHEDULE A

This Schedule A sets forth information with respect to each purchase and sale of Shares which was effectuated by the Reporting Persons during the past sixty days, inclusive of any transactions effected through April 30, 2021. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Date of Transaction	Number of Shares Purchased (Sold)	Average Price per Share ($)
March 8, 2021	19,194	$7.76
March 9, 2021	561,294	$7.67
March 10, 2021	48,519	$7.76
March 15, 2021	2,506	$7.77
March 16, 2021	3,149	$7.74
March 22, 2021	28,600	$7.72
March 23, 2021	23,699	$7.76
March 29, 2021	573	$7.79
April 5, 2021	29,000	$7.77
April 19, 2021	549	$7.69
April 20, 2021	2,033	$7.77
April 21, 2021	10,166	$7.76
April 22, 2021	48,024	$7.70
April 23, 2021	30,000	$7.70
April 26, 2021	19,618	$7.76
April 27, 2021	10,926	$7.76
April 28, 2021	25,000	$7.75
April 30, 2021	23,026	$7.60